Exhibit 99.1

Skillful Craftsman Announces Officer Changes

WUXI, China, August 6, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced a few officer changes, which have taken effect on August 6, 2021. The Company’s board of directors has appointed Mr. Dawei Chen as the Chief Financial Officer, replacing Mr. Jun Liu. After assuming office of the Chief Financial Officer, Mr. Dawei Chen will step down as the Company’s Chief Strategy Officer, and Mr. Bill Tang has been appointed as Mr. Chen’s successor. Mr. Jun Liu, after stepping down as the Chief Financial Officer, will continue to serve at the Company as Financial Director.

Mr. Dawei Chen served as the Company’s Chief Strategy Officer from January to August 2021. Prior to joining the Company, Mr. Chen had taken several senior positions in leading multinational corporations and consulting firms, where he gained extensive experience in corporate finance, strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, blockchain technology, and e-commerce, from which Mr. Chen had obtained profound understanding of the capital markets and substantial experience in investments and transactions. Additionally, Mr. Chen served as senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications, a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

Mr. Bill Tang is an experienced investment banker. During his professional career spanning almost 30 years in Wall Street, Madrid, Hong Kong, London, Brazil, Chile and Mainland China, Mr. Tang has successfully handled a large number of transactions in the capital markets across various sectors including real estate investment, venture capital investment, management buyouts, project finance, private equity investment and finance, mezzanine finance, mergers and acquisitions, and others, from which he gained extensive experience in strategic planning, investment and financing. Prior to joining the Company, Mr. Tang had served as the chief executive officer of Milestone Capital Holdings Co. since September 2011, responsible for the company’s strategic planning, investment management and implementation. From March 2007 to May 2011, Mr. Tang took several senior positions at the Asia Division of Banco Santander, S.A., advising large-scale enterprises in Asia on global financing and mergers and acquisitions. Prior to that, Mr. Tang served as a managing director at Finaves Venture Capital from September 2005 to March 2007, a regional principal and vice president at Empirico Venture Capital from October 2002 to September 2005 in Canada, and an associate at the REITS Division of Citigroup Inc. from October 1998 to October 2002 in the U.S.A. Mr. Bill Tang holds a bachelor’s degree in engineering from South China University of Technology and a Master of Business Administration from China Europe International Business School.

Mr. Xiaofeng Gao, Chairman and Co-Chief Executive Officer of Skillful Craftsman, commented, “We are excited to strengthen our executive management team to grow our business and accelerate our next phase of growth. I want to thank Mr. Jun Liu for his years of dedicated service and many contributions to the Company. We appreciate his assistance through this transition and believe that he will continue to make meaningful contributions to the Company going forward. Mr. Dawei Chen joined us as Chief Strategy Officer in January 2021. He proved his knowledge and strength in strategic planning and management consultancy, offering an impressive career portfolio that we feel align with our requirements for the position of Chief Financial Officer. In addition, Mr. Bill Tang’s experience in strategic planning, investment and financing fits with our strategic plan. We are thrilled to welcome him to our management team as Chief Strategy Officer who will focus on improving the Company’s strategy and solidifying our industry leadership position in delivering interactive online vocational training and virtual simulation experimental training courses.”

Mr. Dawei Chen, Chief Financial Officer of Skillful Craftsman, stated, “I am honored to serve as the Chief Financial Officer and continue executing on the strategic vision. Skillful Craftsman has tremendous potential for growth and value creation, given the huge addressable market of China’s vocational education and the encouragement policies of the Chinese government.”

Mr. Bill Tang, Chief Strategy Officer of Skillful Craftsman, said, “I am delighted to join the management of Skillful Craftsman. Together with the Company’s Management team, I look forward to carving out new opportunities for growth and strengthening our position in providing value for our customers.”

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. For more information, please visit: ir.kingwayup.com.

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com